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APPROXIMATE LOCATION

Map data ©2020
Craft Beer
South Bend Brew Werks

Brewery

South Bend, IN 46601
Modified hours & offerings
due to the COVID 19 outbreak
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Investment Opportunity
Data Room
Discussion
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THE PITCH
South Bend Brew Werks is seeking investment to relocate; Purchase new equipment.
Adding A LocationLease Secured
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $10,000 invested.
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INVESTOR PERKS

South Bend Brew Werks is offering perks to early investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Lifetime Mug Club Membership Invest $200 or more to qualify. 50 of 50 remaining

You're a lifer! Whats that worth?

Never renew your membership

Always get 20oz of SBBW beer for the 16oz price

Invites to exclusive events

Souvenir mugs to take home

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THE TEAM
Steve Lowe
Owner & Head Brewer

Head Brewer since 2017, former sales manager and sports journalist in a previous life.

Michele Lowe
General Manager

GM for Brew Werks since 2017. Assistant to the executive director of The Music Village.

Kali Green
Head Chef

Head Chef and culinary queen for Brew Werks since 2017.

Caitlin Troxel
Bar/FOH Manager

The smiling face welcoming you to Brew Werks since 2017.

Erin Olsen
Assistant Brewer

Assistant Brewer, bartender, jack of all trades since 2019. Most likely brewed the SBBW beer you just had.

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OUR MISSION: #BEER4GOOD

South Bend Brew Werks is a family-owned & operated Brewpub in Downtown South Bend. From our inception, SBBW has donated $0.50 of every pint sold to local non-profits in our community. In 2019, those donations exceeded $32,000. That's #Beer4Good.

Since 2014, SBBW has donated over $100,000 to our Community Partners
In that time, we have worked with more than two dozen different non-profit organizations
Several other breweries from around Northern Indiana, and even in different states, have adopted the #Beer4Good model.
Partnerships with local entities like the South Bend Cubs franchise to highlight the program
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OUR STORY

Obviously, we are more than just #Beer4Good. That starts with the beer. For too long, we have brewed that beer in the basement of an old, historic theater building, but this location for multiple reasons is no longer viable. To grow, we must make a move.

Opened in 2014, under new management as of 2017
Family-owned & operated by lifelong South Bend residents
2019 Pre-COVID sales growth of 22%
Strong local presence with established products like Stargazer IPA, Emily's Grapefruit IPA & Touchdown Cheezus Grilled Cheese
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OUR FUTURE

We have found our new home at The Hibberd building, just a block and a half from our current location in DTSB. We have a great partner in the Hibberd group, who are committed to seeing us grow and thrive. Now we just need to make the final push.

75% larger capacity
Dedicated outdoor patio seating
First floor brewery with space to double our capacity
Opportunity for packaged beer options and greater area distribution
Doubled kitchen space to improve and increase offerings
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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
PRESS
Pouring Their Hearts Out | Notre Dame Magazine | University of Notre Dame

Photo by Matt Cashore '94 Day Four of the great coronavirus shutdown was a rough one. As the owner and head brewer of South Bend Brew Werks, a nanobrewery in the heart of downtown South Bend, I'd already found that mid-March week rough, but it all seemed to hit home on Day Four of St. Joseph County's mandatory stay-at-home order....

New owners poised to take over South Bend Brew Werks

After a year or more of searching, the original owner of the downtown South Bend brew pub has a local couple lined up to take over

Michiana restaurants brace for cooler temperatures and outdoor seating

SOUTH BEND — Downtown brewery owner Steve Lowe faces the same problem every year.

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BREWING A BERLINER W/ CARDINAL BREWING PROJECT
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Buildout $30,000
Mainvest Compensation $3,000
Equipment & Fixtures $17,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $876,365 $1,095,456 $1,314,547 $1,511,729 $1,662,902
Cost of Goods Sold $584,243 $730,303 $876,363 $1,007,817 $1,108,598
Gross Profit $292,122 $365,153 $438,184 $503,912 $554,304

EXPENSES

Rent $8,004 $8,204 $8,409 $8,619 $8,834
Utilities $19,200 $19,680 $20,172 $20,676 $21,192
Salaries $192,000 $239,999 $287,998 $331,197 $364,316
Insurance $30,000 $30,750 $31,518 $32,305 $33,112
Equipment Lease $1,200 $1,230 $1,260 $1,291 $1,323
Repairs & Maintenance $1,200 $1,230 $1,260 $1,291 $1,323
Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323
Operating Profit $39,318 $62,830 $86,307 $107,242 $122,881
This information is provided by South Bend Brew Werks. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
South Bend Brew Werks Business Plan 2020.doc
Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on February 3, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Lowe Management Services LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested

1.8×
Investment Multiple 1.6×
Business's Revenue Share 1.2%-2.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2024
Financial Condition
Historical milestones

South Bend Brew Werks has been operating since Oct. 2017 under current ownership. Sales and profitability in the year prior were on the decline. Under our guidance we have:

Experienced 20% increases in sales each year since taking over operations in Oct. 2017

Secured partnership with The Hibberd Group, including partial financing, for new & improved space

Will pay off a significant portion of existing debt in 2021

Turned a profit of $48K in 2019 after 1st year loss of $19K

Expect these improvements to continue post-COVID dining restrictions in 2021

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of South Bend Brew Werks to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which South Bend Brew Werks and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, South Bend Brew Werks is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

South Bend Brew Werks will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and South Bend Brew Werks is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although South Bend Brew Werks will carry some insurance, South Bend Brew Werks may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, South Bend Brew Werks could incur an uninsured loss that could damage its business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if South Bend Brew Werks is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if South Bend Brew Werks fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of South Bend Brew Werks, and the revenue of South Bend Brew Werks can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of South Bend Brew Werks to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by South Bend Brew Werks. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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